FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Gold Corporation ("Tournigan" or the "Corporation")
12th Floor, 570 Granville Street
Vancouver, BC CANADA V6C 3P1
Telephone: 604.683.8320

Item 2.

Date of Material Change

March 3, 2008

Item 3.

News Release

The news release was disseminated through the services of Filing Services Canada on March 3, 2008.

Item 4.

Summary of Material Change

The Corporation announced completion of the acquisition of 100% interest in its US uranium properties from Sweetwater River Resources LLC.

Item 5.

Full Description of Material Change

The Corporation announced that it completed the acquisition of 100% interest in its US uranium properties from Sweetwater River Resources LLC ("Sweetwater"). Prior to the acquisition, the Corporation's interests in the properties were held through its option agreement with Sweetwater.

In accordance with the terms of the Option Transfer and Amendment Agreement (the "OTA Agreement") the Corporation has made cash payments totalling $642,000, of which $100,000 has been placed in escrow pending rectification by Sweetwater of certain minor deficiencies in land tenure reports which is expected to occur within four months. The Corporation has also issued 340,000 common shares to Sweetwater. Pursuant to regulatory requirements, the common shares issued upon closing are subject to a four-month hold period.

"With this acquisition completed we now have 100 per cent interest in all of our uranium properties in both the US and Slovakia," said James Walchuck, Tournigan's President and CEO. "We continue to develop these properties with additional exploration and drill programs planned on both continents this year."

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not applicable

Item 8.

Executive Officer

The following Senior Officer of the Corporation is available to answer questions regarding this report:

James Walchuck, President and CEO
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 5th day of March, 2008.